UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **April 23, 2003**

Archer-Daniels-Midland Company
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway **Decatur, Illinois**	**62526**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(217) 424-5200**

Item 7.   Financial Statements and Exhibits.

  99.1   Press release dated April 23, 2003 announcing third quarter results.

Item 9.   Regulation FD Disclosure.

  On April 23, 2003, Archer-Daniels-Midland Company (ADM) issued a press release announcing third quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: **April 23, 2003**   By   /s/ **David J. Smith**

David J. Smith
Senior Vice President, Secretary and
General Counsel



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Il 62526

News Release

April 23, 2003   FOR IMMEDIATE RELEASE

ARCHER DANIELS MIDLAND REPORTS THIRD QUARTER RESULTS

Decatur, IL -- April 23, 2003 -- Archer Daniels Midland (NYSE: ADM)

► **Third quarter earnings per share were $ .18 compared to $ .18 last year**

- Corn Processing results were strong due to improved selling prices and volumes.
- Oilseeds Processing results continued to be strong in South America and Asia but were offset by weaker North American and European crush margins.
- Wheat Processing and Agricultural Services results decreased due to adverse crop conditions.
- Other results increased, driven primarily by improvements in Bioproducts and Cocoa.

► **Third Quarter Highlights.**

(Amounts in thousands, except per share data and percentages)

	THREE MONTHS ENDED			NINE MONTHS ENDED		
	3/31/03	3/31/02	% CHANGE	3/31/03	3/31/02	% CHANGE
Net sales and other operating income	$ 7,908,530	$ 5,189,165	52%	$ 22,659,807	$ 15,856,844	43%
Operating profit	$ 242,370	$ 254,002	-5%	$ 779,685	$ 816,547	-5%
Net earnings	$ 116,805	$ 117,184	0%	$ 356,125	$ 398,827	-11%
Earnings per share	$ 0.18	$ 0.18	0%	$ 0.55	$ 0.61	-10%
Average number of shares outstanding	645,445	653,586	-1%	646,574	658,868	-2%

ADM's earnings per share were comparable to last year's third quarter results despite weak industry conditions in many of our markets. Our global franchise, with product and geographic diversification, delivered solid results and strong cash flows even in these challenging market conditions. We continue to position our global assets to meet shifting production and consumption patterns and to generate shareholder value.
                                        -G. Allen Andreas, Chairman and Chief Executive

More

Net earnings for the quarter ended March 31, 2003 were $ 116,805,000 or $ .18 per share compared with
$ 117,184,000 or $ .18 per share last year. Last year's results included a $ .01 per share gain related to the vitamin
antitrust litigation settlements. For fiscal year 2003, nine month net earnings were $ 356,125,000 or $ .55 per share
compared to $ 398,827,000 or $ .61 per share last year. Current year's nine month results include a gain of $ .03
per share from the vitamin antitrust litigation settlements. Last year's nine month results included a gain related to
the vitamin antitrust litigation settlements of $ .05 per share and a gain of $ .03 per share from security transactions.

Segment operating profit decreased to $ 242,370,000 from $ 254,002,000 for the quarter and to $ 779,685,000
from $ 816,547,000 for the nine months. The decline in operating profits for the quarter and nine months resulted
primarily from lower North American and European oilseed crush margins. In addition, operating results in the
Agricultural Services and Wheat Processing segments declined due to difficult operating conditions resulting from
drought induced short crops. These declines were partially offset by increased results from Corn Processing, Cocoa,
and Bioproducts operations.

Conference Call Information
The Company will hold a conference call to discuss third quarter results at 10:00 a.m. Central Time on
April 23, 2003. To participate in the live conference call on listen-only mode, please dial 877-679-9054 or
952-556-2807 at least five minutes before the call begins. To listen to a live broadcast via the Internet, please access
the CCBN Web site at http://www.ccbn.com or the ADM Web site at http://www.admworld.com. A replay will be
available on these web sites for approximately 20 days.

Archer Daniels Midland Company (ADM) is a world leader in agricultural processing. The Company is one of the
world's largest processors of soybeans, corn, wheat and cocoa. ADM is also a leader in soy meal and oil, ethanol, high
fructose corn syrup (HFCS) and flour. In addition, ADM is building a position in such value-added products as
specialty food ingredients, bioproducts and nutraceuticals (such as Vitamin E and sterols). Headquartered in Decatur,
Illinois, ADM has over 24,000 employees, more than 260 processing plants and net sales for the fiscal year ended June
30, 2002 of $22.6 billion. Additional information can be found on ADM's Web site at http://www.admworld.com.

<p align="center">###</p>

Contacts:

Brian Peterson	Dwight Grimestad
Senior Vice President Corporate Affairs	Vice President, Investor Relations
217/424-5413	217/424-4586

<p align="center">**(Financial Table Follows)**</p>

April 23, 2003

ARCHER DANIELS MIDLAND COMPANY
CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

	Three months ended March 31		Nine months ended March 31	
	2003	2002	2003	2002
	(in thousands, except per share amounts)			
Net sales and other operating income	$ 7,908,530	$ 5,189,165	$ 22,659,807	$15,856,844
Cost of products sold	7,494,182	4,798,922	21,334,589	14,553,816
Gross Profit	414,348	390,243	1,325,218	1,303,028
Selling, general and administrative expenses	231,225	199,713	693,567	593,722
Other expense - net	29,392	14,312	133,574	109,565
Earnings before income taxes	153,731	176,218	498,077	599,741
Income Taxes	36,926	59,034	141,952	200,914
Net earnings	$ 116,805	$ 117,184	$ 356,125	$ 398,827
Basic and diluted earnings per common share	$ 0.18	$ 0.18	$ 0.55	$ 0.61
Average number of shares outstanding	645,445	653,586	646,574	658,868
Other expense - net consists of:				
Interest expense	$ 93,305	$ 88,460	$ 273,118	$ 273,179
Investment income	(29,650)	(26,562)	(92,418)	(86,482)
Net (gain) loss on securities transactions	(15)	(1,909)	2,663	(37,462)
Equity in (earnings) losses of unconsolidated affiliates	(19,073)	(46,522)	(29,655)	(35,656)
Other - net	(15,175)	845	(20,134)	(4,014)
	$ 29,392	$ 14,312	$ 133,574	$ 109,565
Operating profit by segment is as follows:				
Oilseeds Processing	$ 75,379	$ 105,476	$ 254,477	$ 323,536
Corn Processing	88,787	32,568	244,043	165,627
Wheat Processing	6,437	20,429	45,143	72,345
Agricultural Services	3,526	38,117	78,598	128,061
Other	68,241	57,412	157,424	126,978
Total Operating Profit	242,370	254,002	779,685	816,547
Corporate (includes securities transactions)	(88,639)	(77,784)	(281,608)	(216,806)
Earnings before income taxes	$ 153,731	$ 176,218	$ 498,077	$ 599,741